UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2020.

●	Net income for 2020 was COP 276 billion. Net income as of December 31, 2020 was lower by 91.1% when compared to the one in 2019. Net loss for the quarter was COP 266 billion.

●	Bancolombia decided to anticipate the adoption of Basel III standards in 4Q20. Under Basel III the solvency ratio stood at 14.7% and 11.2% for Tier 1 capital. Both ratios are well above the minimum regulatory levels required in Colombia.

●	Gross loans amount to COP 191 trillion. Loans grew 5.0% when compared to 4Q19 and decreased by 3.7% during the quarter. Peso-denominated loans grew 5.8% when compared to 4Q19.

●	Provision charges for the quarter were COP 2.0 trillion and the coverage ratio for 90-day past due loans was 213.2%. Provision charges increased by 20.4% when compared to 3Q20 and by 79.4% when compared to 4Q19. This level of provisions was largely explained by the deterioration of the consumer portfolio, COVID-19 and the update of macroeconomic variables in our expected losses models.

●	The efficiency was 50.5% for the last 12 months. Operating expenses increased by 7.4% when compared to 3Q20 and decreased by 8.0% when compared to 4Q19.

●	Bancolombia continues to strengthen its digital strategy with a robust growth in its mobile platforms. As of December 31, 2020, the bank has 9.4 million digital accounts, 4.6 million users in Bancolombia a la Mano and 4.8 million in Nequi.

●	Shift of sales to digital channels continues to grow. During 2020, Bancolombia managed to distribute more than 3 million products through its web and mobile platforms, which represents 44% of the total sales completed in all channels.

February 24, 2021. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 20201.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended December 31, 2020 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, January 1, 2021 $3,432.50 = US$ 1

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q 19	3Q 20	4Q 20	4Q20/3Q20	4Q20/4Q19
ASSETS
Net Loans	171,353,348	183,669,248	174,793,687	(4.83)%	2.01%
Investments	16,822,754	27,732,492	29,553,003	6.56%	75.67%
Other assets	47,912,011	54,212,465	51,221,815	(5.52)%	6.91%
Total assets	236,088,113	265,614,205	255,568,505	(3.78)%	8.25%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	157,205,312	183,648,637	180,820,793	(1.54)%	15.02%
Other liabilities	50,077,182	52,525,727	46,632,499	(11.22)%	(6.88)%
Total liabilities	207,282,494	236,174,364	227,453,292	(3.69)%	9.73%
Non-controlling interest	1,921,700	1,442,574	1,569,984	8.83%	(18.30)%
Shareholders’ equity	26,883,919	27,997,267	26,545,229	(5.19)%	(1.26)%
Total liabilities and shareholders’ equity	236,088,113	265,614,205	255,568,505	(3.78)%	8.25%

Interest income	4,414,591	4,213,194	3,482,167	(17.35)%	(21.12)%
Interest expense	(1,572,261)	(1,444,008)	(1,239,521)	(14.16)%	(21.16)%
Net interest income	2,842,330	2,769,186	2,242,646	(19.01)%	(21.10)%
Net provisions	(1,129,679)	(1,683,408)	(2,026,279)	20.37%	79.37%
Fees and income from service, net	776,707	764,355	793,827	3.86%	2.20%
Other operating income	453,522	287,439	786,911	173.77%	73.51%
Total Dividends received and equity method	40,899	65,776	47,417	(27.91)%	15.94%
Total operating expense	(2,258,651)	(1,933,262)	(2,077,206)	7.45%	(8.03)%
Profit before tax	725,128	270,086	(232,684)	(186.15)%	(132.09)%
Income tax	(244,495)	10,882	(16,349)	(250.24)%	(93.31)%
Net income before non-controlling interest	480,633	280,968	(249,033)	(188.63)%	(151.81)%
Non-controlling interest	(11,380)	(1,329)	(17,199)	1194.13%	51.13%
Net income	469,253	279,639	(266,232)	(195.21)%	(156.74)%

	Quarter			As of
PRINCIPAL RATIOS	4Q 19	3Q 20	4Q 20	4Q 19	4Q 20
PROFITABILITY
Net interest margin (1) from continuing operations	5.59%	4.92%	3.99%	5.67%	4.91%
Return on average total assets (2) from continuing operations	0.79%	0.42%	(0.41)%	1.35%	0.11%
Return on average shareholders´ equity (3)	6.93%	4.14%	(3.88)%	12.09%	1.02%
EFFICIENCY
Operating expenses to net operating income	54.91%	49.74%	53.66%	51.13%	50.51%
Operating expenses to average total assets	3.79%	2.92%	3.18%	3.57%	3.08%
Operating expenses to productive assets	4.45%	3.44%	3.69%	4.18%	3.63%
CAPITAL ADEQUACY
Shareholders’ equity to total assets	11.39%	10.54%	10.39%	11.39%	10.39%
Technical capital to risk weighted assets	12.82%	14.76%	14.74%	12.82%	14.74%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.60	0.30	(0.32)	3.96	0.33
Net income per share $COP from continuing operations	487.88	290.74	(276.80)	3,241.07	286.95
P/BV ADS (4)	1.61	0.85	1.25	1.61	1.25
P/BV Local (5) (6)	1.57	0.83	1.27	1.57	1.27
P/E (7) from continuing operations	22.76	21.04	(31.38)	13.70	121.08
ADR price	54.79	25.55	40.18	54.79	40.18
Common share price (8)	44,000	24,280	34,980	44,000	34,980
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,277.14	3,865.47	3,432.50	3,277.14	3,432.50

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

1.BALANCE SHEET

1.1.Assets

As of December 31, 2020, Bancolombia’s assets totaled COP 255,569 billion, which represents a decrease of 3.8% compared to 3Q20 and an increase of 8.3% compared to 4Q19.

During the quarter, the COP appreciated 11.2% versus the USD and over the past 12 months, it depreciated 4.7%. The average exchange rate for 4Q20 was 0.3% lower than that of 3Q20.

The increase in total assets during the year is largely explained by the growth in the loan book and financial assets investment.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 3,432.50 COP)	4Q20	4Q20/3Q20	4Q20	4Q20/3Q20	4Q20	4Q20/3Q20	4Q20	4Q20/3Q20
Commercial loans	84,984,612	(0.16)%	38,147,366	(12.90)%	11,113,581	(1.91)%	123,131,979	(4.49)%
Consumer loans	29,417,662	2.73%	11,681,075	(9.67)%	3,403,081	1.72%	41,098,737	(1.13)%
Mortgage loans	14,460,512	2.85%	11,498,600	(11.03)%	3,349,920	0.19%	25,959,112	(3.80)%
Small business loans	734,821	(1.44)%	497,927	(14.56)%	145,062	(3.78)%	1,232,748	(7.20)%
Interests paid in advance	(12,339)	(6.88)%	(507)	425.58%	(148)	491.87%	(12,846)	(3.75)%
Gross loans	129,585,269	0.81%	61,824,461	(11.98)%	18,011,496	(0.87)%	191,409,730	(3.71)%

In 4Q20, gross loans decreased by 3.7% when compared to 3Q20 and increased by 5.0% when compared to 4Q19. During the last twelve months peso-denominated loans grew 5.8% and the dollar-denominated loans (expressed in USD) decreased by 1.3%.

As of December 31, 2020, the operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 26% of total gross loans.

Gross loans denominated in currencies other than COP, originated by the operations in Central America, the offshore operation of Bancolombia Panama, Puerto Rico and the USD denominated loans in Colombia, accounted for 32.3% and decreased by 12.0% during 4Q20 (when expressed in COP).

Total reserves (allowances in the balance sheet) for loan losses increased by 9.9% during the quarter and totaled COP 16,616 billion, equivalent to 8.7% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total
(COP million)	4Q19	3Q20	4Q20	4Q20/3Q20	4Q20/4Q19	loans
Commercial	117,270,014	128,917,692	123,131,979	(4.49)%	5.00%	64.3%
Consumer	39,754,610	41,566,548	41,098,737	(1.13)%	3.38%	21.5%
Mortgage	23,983,283	26,983,752	25,959,112	(3.80)%	8.24%	13.6%
Microcredit	1,280,373	1,328,348	1,232,748	(7.20)%	(3.72)%	0.6%
Interests received in advance	(5,537)	(13,347)	(12,846)	(3.75)%	131.99%	0.0%
Total loan portfolio	182,282,743	198,782,993	191,409,730	(3.71)%	5.01%	100.0%
Allowance for loan losses	(10,929,395)	(15,113,745)	(16,616,043)	9.94%	52.03%
Total loans, net	171,353,348	183,669,248	174,793,687	(4.83)%	2.01%

1.3.Investment Portfolio

As of December 31, 2020, Bancolombia’s net investment portfolio totaled COP 29,553 billion, increasing by 6.6% from the end of 3Q20 and by 75.7% from the end of 4Q19.

At the end of 4Q20, the debt securities portfolio had a duration of 18.1 months and a weighted average yield to maturity of 3.2%.

1.4.Goodwill and intangibles

As of 4Q20, Bancolombia’s goodwill and intangibles totaled COP 7,507 billion, decreasing by 10.9% compared to 3Q20. This variation is explained by the appreciation of the COP against the USD during the quarter.

1.5.Funding

As of December 31, 2020, Bancolombia’s liabilities totaled COP 227,453 billion, decreasing by 3.7% from the end of 3Q20 and increasing by 9.7% compared to 4Q19.

Deposits by customers totaled COP 180,821 billion (or 79.5% of liabilities) at the end of 4Q20, decreasing by  1.5% when compared to 3Q20 and increasing by 15.0% over the last 12 months. The net loans to deposits ratio was 96.7% at the end of 4Q20 decreasing when compared to 100.0% at the end of 3Q20.

Bancolombia’s liquidity position continues to be adequate. During 4Q20 total funding cost indicates the undertaken efforts to sustain a high share of deposits over the total funding mix.

Funding mix
COP Million	4Q19		3Q20		4Q20
Checking accounts	25,159,676	13%	31,271,133	14%	31,894,229	15%
Saving accounts	66,914,834	35%	79,265,987	36%	86,147,655	40%
Time deposits	63,635,078	33%	71,386,752	32%	61,083,519	29%
Other deposits	2,809,461	1%	3,436,279	2%	3,911,553	2%
Long term debt	19,921,515	10%	21,165,855	10%	19,126,593	9%
Loans with banks	15,323,022	8%	15,740,786	7%	11,964,700	6%
Total Funds	193,763,586	100%	222,266,792	100%	214,128,249	100%

1.6.Shareholders’ Equity and Regulatory Capital

As of December 31, 2020, Bancolombia anticipated the adoption of Basel III standards to report solvency ratios. This process was completed in two stages. First, by performing an accounting reclassification of occasional reversals into legal reserves, approved last July by the extraordinary shareholders' meeting. Secondly during the last quarter of the year, adopting the rest of the regulatory changes, such as the calculation of risk-weighted assets, goodwill deductions, the inclusion of operational risk, among others.

Shareholders’ equity at the end of 4Q20 was COP 26,545 billion, decreasing by 5.2% compared to 3Q20 and by 1.3% when compared to 4Q19.

Bancolombia's consolidated solvency ratio under Basel III was 14.74% in 4Q20, while the basic capital ratio (Tier 1) was 11.24%. These levels are above the minimum regulatory levels required under the new regulation in Colombia, which provides a period of 4 years to comply with a minimum of 11.5% of total solvency and 6.0% of basic capital.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.5% at the end of 4Q20.

The annual decrease in risk-weighted assets is mainly explained by the adoption of the new regulation.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	4Q19%		3Q20%		4Q20%
Basic capital (Tier I)	20,023,333	9.57%	24,618,529	11.37%	20,824,348	11.24%
Additional capital (Tier II)	6,800,436	3.25%	7,337,256	3.39%	6,494,242	3.50%
Technical capital (1)	26,823,769		31,955,785		27,318,590
Risk weighted assets including market risk	209,182,274		216,452,732		161,376,984
CAPITAL ADEQUACY (2)		12.82%		14.76%		14.74%

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net loss totaled COP 266 billion in 4Q20, or COP -276.80 per share USD -0.32 per ADR. Total net income for 2020 was COP 276 billion. Bancolombia’s annualized ROE for 4Q20 was -3.9% and 1.0% for the last twelve months.

2.1.Net Interest Income

Net interest income totaled COP 2,243 billion in 4Q20, 19.0% less than the one reported in 3Q20, and 21.1% below the figure of 4Q19.

During 4Q20, the investment, interest rate derivatives and repos portfolio generated COP -166 billion, mainly explained by valuation losses in Debt investments during the quarter.

Net Interest Margin

The annualized net interest margin decreased to 4.0% during 4Q20. The annualized net interest margin for investments was -3.2%, affected by the exchange rate exposure (USD) on the short-term portfolio that is mainly hedging exchange rate derivatives portfolios. It is important to note that this exchange rate exposure has not net result on financial statements.

The annualized net interest margin of the loan portfolio was 5.3%, decreasing when compared to the one reported in 3Q20. Such reduction is explained by lower interest recognized as a result of the increase in clients in stage 3 under IFRS 9, the effect of reference rate cuts by Colombian Central Bank, as well as, lower net present value from loans under PAD program.

Annualized Interest
Margin	4Q19	3Q20	4Q20
Loans’ Interest margin	6.2%	5.5%	5.3%
Debt investments’ margin	0.7%	1.7%	(3.2)%

Net interest margin	5.6%	4.9%	4.0%

Total funding cost decreased during 4Q20. Saving accounts and checking accounts and have increased their share over the total funding mix during the last twelve months. Saving accounts accounted by 35% as of 4Q19 and by 40% as of 4Q20. Checking accounts accounted by 13% as of 4Q19 and by 15% as of 4Q20. The annualized average weighted cost of deposits was 1.82% in 4Q20, decreasing by 34 basis points when compared to 3Q20 and by 97 basis points when compared to 4Q19.

Average weighted
funding cost	4Q 19	3Q 20	4Q 20
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.72%	1.07%	0.83%
Time deposits	4.88%	4.29%	3.92%
Total deposits	2.79%	2.16%	1.82%
Long term debt	5.86%	5.04%	5.06%
Loans with banks	2.52%	2.40%	2.18%
Total funding cost	3.08%	2.47%	2.16%

2.2.Fees and Income from Services

During 4Q20, net fees and income from services totaled COP 794 billion, growing by 3.9% compared to 3Q20, and by 2.2% compared to 4Q19. A better performance in fees was due to higher volumes of transactions related to credit, debit card and commercial establishments, as well as a greater income from bancassurance.

Fees from credit and debit cards went up by 17.2% compared to 3Q20 and by 10.4% compared to 4Q19. Fees from asset management and trust services grew 4.0% compared to 3Q20 and 8.0% compared to 4Q19. Fees from our bancassurance business increased by 2.3% compared to 3Q20 and decreased by 2.4% with respect to 4Q19.

2.3.Other Operating Income

Total other operating income was COP 787 billion in 4Q20, increasing by 173.8% compared to 3Q20 and by 73.5% compared to 4Q19. This quarterly variation is largely explained by a higher net foreign exchange as a result of the restatement of assets and liabilities.

Revenues from operating leases totaled COP 190 billion in 4Q20, increasing by 13.9% compared to 3Q20 and decreasing by 2.7% compared to those reported in 4Q19. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 9,137 billion at the end of 4Q20 and represented 4.9% of total gross loans, increasing when compared to 3Q20, when past due loans represented 4.7% of total gross loans. During the quarter, charge-offs totaled COP 237 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 164.9% at the end of 4Q20, increasing compared to 153.0% at the end of 3Q20. The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 431 billion.

Provision charges (net of recoveries) totaled COP 2.0 trillion in 4Q20. Provisions during the quarter were mostly explained by consumer past-due loans and the expected losses estimation that considers the macroeconomic impact and the impairment generated by COVID-19 in the loan portfolio.

Provisions as a percentage of the average gross loans were 4.2% for 4Q20 and 3.9% for the last 12 months. Cost of risk without COVID-19 and macroeconomic variables was 0.7% for 4Q20 and 2.0% for the last 12 months.

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 15,071 billion, or 8.1% of total loans at the end of 4Q20, increasing when compared to 3Q20.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	4Q19	3Q20	4Q20
Total 30‑day past due loans	7,530,472	8,942,804	9,136,694
Allowance for loan losses (1)	10,086,202	13,679,629	15,070,638
Past due loans to total loans	4.27%	4.67%	4.93%
Allowances to past due loans	133.94%	152.97%	164.95%
Allowance for loan losses as a percentage of total loans	5.71%	7.15%	8.13%

(1)	Allowances are reserves for the principal of loans.

	% Of loan	30 days
PDL Per Category	Portfolio	4Q19	3Q20	4Q20
Commercial loans	64.3%	3.49%	4.29%	4.45%
Consumer loans	21.5%	4.80%	5.14%	6.12%
Mortgage loans	13.6%	6.69%	5.35%	4.94%
Microcredit	0.6%	11.30%	13.39%	12.79%
PDL TOTAL		4.27%	4.67%	4.93%

	% Of loan	90 days
PDL Per Category	Portfolio	4Q19	3Q20	4Q20
Commercial loans	64.3%	2.88%	3.51%	3.97%
Consumer loans	21.5%	2.66%	1.29%	3.43%
Mortgage loans*	13.6%	3.45%	3.52%	3.42%
Microcredit	0.6%	7.39%	8.37%	9.41%
PDL TOTAL		2.94%	3.08%	3.81%

*	Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	3Q20			4Q20			4Q20/3Q20
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	165,291,523	3,205,577	1.9%	156,253,029	3,333,073	2.1%	(5.5)%	4.0%
Stage 2	18,207,359	2,864,582	15.7%	18,778,668	2,987,987	15.9%	3.1%	4.3%
Stage 3	15,284,111	9,043,586	59.2%	16,378,033	10,294,983	62.9%	7.2%	13.8%
Total	198,782,993	15,113,745	7.6%	191,409,730	16,616,043	8.7%	(3.7)%	9.9%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.Operating Expenses

During 4Q20, operating expenses totaled COP 2,077 billion, increasing by 7.4% with respect to 3Q20 and decreasing by 8.0% with respect to 4Q19.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 734 billion in 4Q20, which represents a decrease of 4.6% compared to 3Q20 and of 16.5% compared to 4Q19.

During 4Q20, administrative expenses totaled COP 901 billion, increasing by 25.0% compared to 3Q20 and by 4.2% as compared to 4Q19.

Depreciation and amortization expenses totaled COP 226 billion in 4Q20, increasing by 6.5% compared to 3Q20 and decreasing by 7.3% compared to 4Q19.

As of December 31, 2020, Bancolombia had 30,633 employees, owned 951 branches, 6,124 ATMs, 18,583 banking agents and served more than 17 million customers.

2.6.Taxes

During 4Q20, there was an income tax of COP 16 billion. This balance was mainly due to the tax impacts on Bancolombia S.A., some of the aspects that explained it are related to tax concepts that do not depend on the accounting net income such as:

•Tax discounts corresponding to the payment of local taxes in Colombia.

•Exemptions related with mortgage portfolio for social housing and investments in productive fixed assets.

3.BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q19	3Q20	4Q20	4Q20/3Q20	4Q20/4Q19
ASSETS
Gross loans	129,564,592	136,129,859	135,572,248	(0.41)%	4.64%
Allowances for loans	(8,658,314)	(11,613,267)	(13,054,985)	12.41%	50.78%
Investments	17,328,031	24,757,410	27,143,924	9.64%	56.65%
Other assets	24,296,776	24,553,210	24,805,307	1.03%	2.09%
Total assets	162,531,085	173,827,211	174,466,494	0.37%	7.34%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	102,751,326	115,008,443	119,256,503	3.69%	16.06%
Other liabilities	42,262,264	43,299,017	39,294,248	(9.25)%	(7.02)%
Total liabilities	145,013,590	158,307,460	158,550,751	0.15%	9.34%
Shareholders’ equity	17,517,495	15,519,752	15,915,743	2.55%	(9.14)%
Total liabilities and shareholders’ equity	162,531,085	173,827,211	174,466,494	0.37%	7.34%

Interest income	3,305,608	3,022,266	2,449,559	(18.95)%	(25.90)%

Interest expense	(1,168,187)	(999,995)	(822,997)	(17.70)%	(29.55)%
Net interest income	2,137,421	2,022,270	1,626,562	(19.57)%	(23.90)%
Net provisions	(717,018)	(1,298,754)	(1,535,877)	18.26%	114.20%
Fees and income from service, net	492,920	496,811	501,730	0.99%	1.79%
Other operating income	229,282	117,868	517,519	339.07%	125.71%
Total operating expense	(1,561,229)	(1,317,449)	(1,357,537)	3.04%	(13.05)%
Profit before tax	581,375	20,746	(247,604)	(1293.48)%	(142.59)%
Income tax	(183,969)	91,489	(5,849)	(106.39)%	(96.82)%
Net income	397,406	112,236	(253,453)	(325.82)%	(163.78)%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q19	3Q20	4Q20	4Q20/3Q20	4Q20/4Q19
ASSETS
Gross loans	25,254,355	29,637,462	26,652,103	(10.07)%	5.53%
Allowances for loans	(1,005,345)	(1,541,143)	(1,734,304)	12.53%	72.51%
Investments	4,258,122	4,955,981	4,613,723	(6.91)%	8.35%
Other assets	4,689,864	6,532,442	5,530,895	(15.33)%	17.93%
Total assets	33,196,996	39,584,743	35,062,418	(11.42)%	5.62%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	22,113,871	26,180,684	23,672,878	(9.58)%	7.05%
Other liabilities	7,518,241	9,190,827	7,811,116	(15.01)%	3.90%
Total liabilities	29,632,112	35,371,510	31,483,993	(10.99)%	6.25%
Shareholders’ equity	3,564,884	4,213,233	3,578,424	(15.07)%	0.38%
Total liabilities and shareholders’ equity	33,196,996	39,584,743	35,062,418	(11.42)%	5.62%

Interest income	487,571	512,812	458,680	(10.56)%	(5.93)%
Interest expense	(203,752)	(220,461)	(215,256)	(2.36)%	5.65%
Net interest income	283,819	292,351	243,424	(16.74)%	(14.23)%
Net provisions	(214,615)	(133,684)	(416,770)	211.76%	94.19%
Fees and income from service, net	54,958	48,260	47,847	(0.85)%	(12.94)%
Other operating income	14,662	9,952	13,930	39.98%	(4.99)%
Total operating expense	(176,817)	(167,606)	(197,102)	17.60%	11.47%
Profit before tax	(37,994)	49,273	(308,671)	(726.45)%	712.42%
Income tax	(2,555)	(1,377)	89,506	(6598.10)%	(3603.79)%
Net income	(40,548)	47,895	(219,165)	(557.59)%	440.50%

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q19	3Q20	4Q20	4Q20/3Q20	4Q20/4Q19
ASSETS
Gross loans	11,446,896	13,478,425	11,663,275	(13.47)%	1.89%
Allowances for loans	(443,923)	(670,817)	(727,748)	8.49%	63.94%
Investments	996,712	2,672,690	2,869,631	7.37%	187.91%
Other assets	4,004,610	4,314,393	4,145,988	(3.90)%	3.53%
Total assets	16,004,294	19,794,691	17,951,146	(9.31)%	12.16%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	11,719,716	15,098,017	13,878,209	(8.08)%	18.42%
Other liabilities	2,422,837	2,687,558	2,266,166	(15.68)%	(6.47)%
Total liabilities	14,142,553	17,785,575	16,144,374	(9.23)%	14.15%
Shareholders’ equity	1,861,741	2,009,116	1,806,771	(10.07)%	(2.95)%
Total liabilities and shareholders’ equity	16,004,294	19,794,691	17,951,146	(9.31)%	12.16%

Interest income	297,667	311,596	287,408	(7.76)%	(3.45)%
Interest expense	(79,091)	(68,522)	(66,100)	(3.53)%	(16.42)%
Net interest income	218,576	243,075	221,307	(8.96)%	1.25%
Net provisions	(8,110)	(55,061)	(133,693)	142.81%	1548.52%
Fees and income from service, net	54,047	55,500	63,879	15.10%	18.19%
Other operating income	573	1,536	6,032	292.72%	952.01%
Total operating expense	(142,453)	(120,623)	(123,824)	2.65%	(13.08)%
Profit before tax	122,634	124,427	33,701	(72.91)%	(72.52)%
Income tax	(44,772)	(40,374)	(12,727)	(68.48)%	(71.57)%
Net income	77,862	84,053	20,974	(75.05)%	(73.06)%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q19	3Q20	4Q20	4Q20/3Q20	4Q20/4Q19
ASSETS
Gross loans	11,385,421	13,566,972	12,314,524	(9.23)%	8.16%
Allowances for loans	(689,839)	(1,098,816)	(900,125)	(18.08)%	30.48%
Investments	1,213,475	1,715,301	1,899,426	10.73%	56.53%
Other assets	2,424,575	3,994,236	2,990,269	(25.14)%	23.33%
Total assets	14,333,631	18,177,693	16,304,094	(10.31)%	13.75%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	10,184,939	13,780,112	12,514,295	(9.19)%	22.87%
Other liabilities	2,909,043	3,099,686	2,538,090	(18.12)%	(12.75)%
Total liabilities	13,093,982	16,879,798	15,052,385	(10.83)%	14.96%
Non-controlling interest	20,680	20,714	21,095	1.84%	2.01%
Shareholders’ equity	1,218,970	1,277,181	1,230,614	(3.65)%	0.96%
Total liabilities and shareholders’ equity	14,333,631	18,177,693	16,304,094	(10.31)%	13.75%

Interest income	271,395	295,092	235,649	(20.14)%	(13.17)%
Interest expense	(111,158)	(120,741)	(116,590)	(3.44)%	4.89%
Net interest income	160,238	174,351	119,060	(31.71)%	(25.70)%
Net provisions	(151,967)	(177,082)	86,919	(149.08)%	(157.20)%
Fees and income from service, net	35,658	36,742	34,751	(5.42)%	(2.54)%
Other operating income	23,412	15,473	21,301	37.67%	(9.02)%
Total operating expense	(121,387)	(127,880)	(169,219)	32.33%	39.40%
Profit before tax	(54,046)	(78,396)	92,812	(218.39)%	(271.73)%
Income tax	11,705	18,859	(25,489)	(235.16)%	(317.77)%
Net income before non-controlling interest	(42,342)	(59,537)	67,322	(213.08)%	(259.00)%
Non-controlling interest	(1,112)	(515)	(1,219)	136.82%	9.62%
Net income	(43,454)	(60,052)	66,103	(210.08)%	(252.12)%

4.BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 17 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(571) 4885371 / (574) 4043917 / (574) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Carlos Raad (IR Director) /Luis German Pelaez (Manager) / Santiago López (Analyst)
Website:	http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

BALANCE SHEET				Growth			% of
(COP million)	Dec‑19	Sep‑20	Dec‑20	dec‑20 / sep‑20	dec‑20 / dec‑19	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	18,256,065	17,943,053	20,185,074	12.50%	10.57%	7.90%
Interbank borrowings	2,465,913	5,602,153	3,193,915	(42.99)%	29.52%	1.25%
Reverse repurchase agreements and other similar secured lend	3,016,064	1,524,562	322,160	(78.87)%	(89.32)%	0.13%
Financial assets investment	16,822,754	27,732,492	29,553,003	6.56%	75.67%	11.56%
Derivative financial instruments	1,902,955	4,045,401	2,800,719	(30.77)%	47.18%	1.10%
Loans and advances to customers	182,282,743	198,782,993	191,409,730	(3.71)%	5.01%	74.90%
Allowance for loan and lease losses	(10,929,395)	(15,113,745)	(16,616,043)	9.94%	52.03%	(6.50)%
Investment in associates and joint ventures	2,367,757	2,462,312	2,506,315	1.79%	5.85%	0.98%
Goodwill and Intangible assets, net	7,233,312	8,427,705	7,507,321	(10.92)%	3.79%	2.94%
Premises and equipment, net	3,827,865	3,910,312	4,302,304	10.02%	12.39%	1.68%
Investment property	1,992,964	2,002,056	2,839,350	41.82%	42.47%	1.11%
Right of use assets	1,692,116	1,801,028	1,661,015	(7.77)%	(1.84)%	0.65%
Prepayments	365,143	418,292	376,608	(9.97)%	3.14%	0.15%
Tax receivables	802,074	1,218,128	1,204,529	(1.12)%	50.18%	0.47%
Deferred tax	401,002	634,351	675,295	6.45%	68.40%	0.26%
Assets held for sale and inventories	518,749	566,426	509,145	(10.11)%	(1.85)%	0.20%
Other assets	3,070,032	3,656,686	3,138,065	(14.18)%	2.22%	1.23%
Total assets	236,088,113	265,614,205	255,568,505	(3.78)%	8.25%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	157,205,312	183,648,637	180,820,793	(1.54)%	15.02%	70.75%	79.50%
Interbank Deposits	1,363,679	797,912	762,574	(4.43)%	(44.08)%	0.30%	0.34%
Derivative financial instrument	1,860,812	3,136,260	2,381,326	(24.07)%	27.97%	0.93%	1.05%
Borrowings from other financial institutions	13,959,343	14,942,874	11,202,126	(25.03)%	(19.75)%	4.38%	4.93%
Debt securities in issue	19,921,515	21,165,855	19,126,593	(9.63)%	(3.99)%	7.48%	8.41%
Lease liability	1,831,585	1,934,029	1,818,358	(5.98)%	(0.72)%	0.71%	0.80%
Preferred shares	584,204	569,477	584,204	2.59%	0.00%	0.23%	0.26%
Repurchase agreements and other similar secured borrowing	1,313,737	1,711,514	2,216,163	29.49%	68.69%	0.87%	0.97%
Current tax	195,757	634,577	296,404	(53.29)%	51.41%	0.12%	0.13%
Deferred tax	1,521,958	681,712	1,056,094	54.92%	(30.61)%	0.41%	0.46%
Employees benefit plans	768,947	797,804	823,945	3.28%	7.15%	0.32%	0.36%
Other liabilities	6,755,645	6,153,713	6,364,712	3.43%	(5.79)%	2.49%	2.80%
Total liabilities	207,282,494	236,174,364	227,453,292	(3.69)%	9.73%	89.00%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.19%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.90%
Appropriated reserves	10,413,092	13,827,922	13,830,604	0.02%	32.82%	5.41%
Retained earnings	7,812,361	4,359,564	4,187,243	(3.95)%	(46.40)%	1.64%
Accumulated other comprehensive income, net of tax	3,320,098	4,471,413	3,189,014	(28.68)%	(3.95)%	1.25%
Stockholders’ equity attributable to the owners of the parent company	26,883,919	27,997,267	26,545,229	(5.19)%	(1.26)%	10.39%
Non-controlling interest	1,921,700	1,442,574	1,569,984	8.83%	(18.30)%	0.61%
Total liabilities and equity	236,088,113	265,614,205	255,568,505	(3.78)%	8.25%	100.00%

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec‑19	Dec‑20	dec‑20 / dec‑19	4Q 19	3Q 20	4Q 20	4Q 20 / 3Q 20	4Q 20 / 4Q 19
Interest income and expenses
Interest on loans and financial leases
Commercial	7,319,318	6,814,749	(6.89)%	1,818,842	1,665,252	1,462,897	(12.15)%	(19.57)%
Consumer	5,273,101	5,472,703	3.79%	1,439,661	1,284,977	1,280,486	(0.35)%	(11.06)%
Small business loans	144,585	139,250	(3.69)%	36,741	34,843	29,976	(13.97)%	(18.41)%
Mortgage	1,972,661	1,876,304	(4.88)%	484,835	440,372	415,533	(5.64)%	(14.29)%
Leasing	1,918,655	1,829,971	(4.62)%	487,800	459,403	405,977	(11.63)%	(16.77)%
Interest income on loans and financial leases	16,628,320	16,132,977	(2.98)%	4,267,879	3,884,847	3,594,869	(7.46)%	(15.77)%
Interest income on overnight and market funds	67,724	32,362	(52.21)%	14,635	6,142	3,553	(42.15)%	(75.72)%
Interest and valuation on Investment
Debt investments, net	160,200	308,453	92.54%	43,423	110,210	81,961	(25.63)%	88.75%
Net gains from investment activities at fair value through income statement
Debt investments	881,985	533,506	(39.51)%	75,043	266,550	(151,957)	(157.01)%	(302.49)%
Derivatives	(182,769)	(337,796)	84.82%	26,570	(57,314)	(51,144)	(10.77)%	(292.49)%
Repos	(174,632)	(1,025)	(99.41)%	(18,846)	5,839	(10,169)	(274.16)%	(46.04)%
Others	(144)	20,173	(14109.03)%	5,887	(3,080)	15,054	(588.77)%	155.72%
Total Net gains from investment activities at fair value through profit and loss	524,440	214,858	(59.03)%	88,654	211,995	(198,216)	(193.50)%	(323.58)%
Total Interest and valuation on investments	684,640	523,311	(23.56)%	132,077	322,205	(116,255)	(136.08)%	(188.02)%
Total interest and valuation	17,380,684	16,688,650	(3.98)%	4,414,591	4,213,194	3,482,167	(17.35)%	(21.12)%
Interest expense
Borrowing costs	(627,058)	(527,825)	(15.83)%	(142,643)	(135,804)	(96,844)	(28.69)%	(32.11)%
Overnight funds	(21,663)	(5,838)	(73.05)%	(4,808)	(541)	(759)	40.30%	(84.21)%
Debt securities in issue	(1,164,808)	(1,053,989)	(9.51)%	(300,715)	(263,741)	(254,810)	(3.39)%	(15.27)%
Deposits	(4,164,798)	(4,084,192)	(1.94)%	(1,077,907)	(996,983)	(839,687)	(15.78)%	(22.10)%
Preferred Shares Dividends	(57,908)	(57,701)	(0.36)%	(14,727)	(14,325)	(14,726)	2.80%	(0.01)%
Interest right of use assets	(121,946)	(118,600)	(2.74)%	(25,666)	(29,462)	(28,970)	(1.67)%	12.87%
Other interest (expense)	(21,613)	(14,863)	(31.23)%	(5,795)	(3,152)	(3,725)	18.18%	(35.72)%
Total interest expenses	(6,179,794)	(5,863,008)	(5.13)%	(1,572,261)	(1,444,008)	(1,239,521)	(14.16)%	(21.16)%

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	11,200,890	10,825,642	(3.35)%	2,842,330	2,769,186	2,242,646	(19.01)%	(21.10)%
Credit impairment charges on loans and advance and financial leases	(3,936,831)	(7,772,663)	97.43%	(1,239,786)	(1,768,564)	(2,133,254)	20.62%	72.07%
Recovery of charged-off loans	551,650	436,908	(20.80)%	128,903	102,125	184,689	80.85%	43.28%
Credit impairment charges on off balance sheet credit instruments	(26,195)	(161,743)	517.46%	(14,326)	(14,974)	(68,795)	359.43%	380.21%
Credit impairment charges/recovery on investments	255	(28,951)	(11453.33)%	(4,470)	(1,995)	(8,919)	347.07%	99.53%
Total credit impairment charges, net	(3,411,121)	(7,526,449)	120.64%	(1,129,679)	(1,683,408)	(2,026,279)	20.37%	79.37%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	7,789,769	3,299,193	(57.65)%	1,712,651	1,085,778	216,367	(80.07)%	(87.37)%
Fees and commission income
Banking services	668,451	582,845	(12.81)%	173,821	146,495	160,610	9.64%	(7.60)%
Credit and debit card fees and commercial establishments	1,821,945	1,845,867	1.31%	480,452	452,476	530,272	17.19%	10.37%
Brokerage	26,534	28,364	6.90%	7,117	6,917	7,019	1.47%	(1.38)%
Acceptances and Guarantees	56,023	61,774	10.27%	14,175	16,009	15,183	(5.16)%	7.11%
Trust and Securities	445,804	454,250	1.89%	115,568	120,016	124,796	3.98%	7.98%
Investment banking	38,991	52,036	33.46%	16,860	6,447	18,553	187.78%	10.04%
Bancassurance	643,026	728,642	13.31%	192,513	183,669	187,904	2.31%	(2.39)%
Payments and Collections	623,758	595,222	(4.57)%	169,310	146,540	174,752	19.25%	3.21%
Others	254,440	249,413	(1.98)%	73,550	61,489	66,211	7.68%	(9.98)%
Fees and commission income	4,578,972	4,598,413	0.42%	1,243,366	1,140,058	1,285,300	12.74%	3.37%
Fees and commission expenses
Banking services	(630,583)	(513,122)	(18.63)%	(162,761)	(117,934)	(129,029)	9.41%	(20.72)%

Others	(922,656)	(1,048,463)	13.64%	(303,898)	(257,769)	(362,444)	40.61%	19.27%
Fees and commission expenses	(1,553,239)	(1,561,585)	0.54%	(466,659)	(375,703)	(491,473)	30.81%	5.32%
Total fees and comissions, net	3,025,733	3,036,828	0.37%	776,707	764,355	793,827	3.86%	2.20%
Other operating income
Derivatives FX contracts	(102,451)	970,800	(1047.57)%	(397,351)	139,409	(308,131)	(321.03)%	(22.45)%
Net foreign exchange	322,286	(371,404)	(215.24)%	483,983	(88,748)	669,701	(854.61)%	38.37%
Hedging	663	(3,746)	(665.01)%	(104)	(1,294)	(1,479)	14.30%	1322.12%
Operating leases	682,525	711,575	4.26%	195,119	166,664	189,841	13.91%	(2.71)%
Gains (or losses) on sale of assets	93,548	65,932	(29.52)%	34,227	16,558	16,238	(1.93)%	(52.56)%
Other reversals	5,419	4,135	(23.69)%	747	1,346	922	(31.50)%	23.43%
Others	533,257	467,280	(12.37)%	136,901	53,504	219,819	310.85%	60.57%
Total other operating income	1,535,247	1,844,572	20.15%	453,522	287,439	786,911	173.77%	73.51%
Dividends received, and share of profits of equity method investees
Dividends	84,183	14,217	(83.11)%	27,613	208	6,541	3044.71%	(76.31)%
Equity investments	71,207	(27,795)	(139.03)%	46,679	386	(6,676)	(1829.53)%	(114.30)%
Equity method	249,231	136,596	(45.19)%	63,118	65,163	51,951	(20.28)%	(17.69)%
Others	(24,022)	307	(101.28)%	(96,511)	19	(4,399)	(23252.63)%	(95.44)%
Total dividends received, and share of profits of equity method investees	380,599	123,325	(67.60)%	40,899	65,776	47,417	(27.91)%	15.94%
Total operating income, net	12,731,348	8,303,918	(34.78)%	2,983,779	2,203,348	1,844,522	(16.29)%	(38.18)%

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec‑19	Dec‑20	dec‑20 / dec‑19	4Q 19	3Q 20	4Q 20	4Q 20 / 3Q 20	4Q 20 / 4Q 19
Operating expenses
Salaries and employee benefits	(2,806,675)	(2,931,887)	4.46%	(712,612)	(744,172)	(705,791)	(5.16)%	(0.96)%
Bonuses	(560,149)	(112,843)	(79.85)%	(165,614)	(24,326)	(27,722)	13.96%	(83.26)%
Other administrative and general expenses	(3,069,058)	(3,140,789)	2.34%	(865,220)	(721,106)	(901,201)	24.97%	4.16%
Tax contributions and other tax burden	(757,820)	(765,766)	1.05%	(205,444)	(182,003)	(162,194)	(10.88)%	(21.05)%
Impairment, depreciation and amortization	(824,590)	(837,790)	1.60%	(243,454)	(211,753)	(225,579)	6.53%	(7.34)%
Other expenses	(235,525)	(206,070)	(12.51)%	(66,307)	(49,902)	(54,719)	9.65%	(17.48)%
Total operating expenses	(8,253,817)	(7,995,145)	(3.13)%	(2,258,651)	(1,933,262)	(2,077,206)	7.45%	(8.03)%
Profit before tax	4,477,531	308,773	(93.10)%	725,128	270,086	(232,684)	(186.15)%	(132.09)%
Income tax	(1,262,964)	6,586	(100.52)%	(244,495)	10,882	(16,349)	(250.24)%	(93.31)%
Profit for the year from continuing operations	3,214,567	315,359	(90.19)%	480,633	280,968	(249,033)	(188.63)%	(151.81)%
Non-controlling interest	(97,216)	(39,365)	(59.51)%	(11,380)	(1,329)	(17,199)	1194.13%	51.13%
Net income attributable to equity holders of the Parent Company	3,117,351	275,994	(91.15)%	469,253	279,639	(266,232)	(195.21)%	(156.74)%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 24, 2020	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance